

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Peter Fetzer
Foley & Lardner LLP, Partner
MEDALLION FINANCIAL CORP
777 East Wisconsin Avenue
Suite 3800
Milwaukee, WI 53202-5306

  Re: MEDALLION FINANCIAL CORP
    Definitive Additional Soliciting Materials filed by ZimCal Asset Management, LLC et al.
    Filed May 13, 2024
    File No. 001-37747

    Definitive Additional Soliciting Materials filed by ZimCal Asset Management, LLC et al.
    Filed May 13, 2024
    File No. 001-37747

Dear Peter Fetzer:

  We have reviewed your filings and have the following comment.

  Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Definitive Additional Soliciting Materials

General

1. We note that each of the filings appears to have been made several days after the materials were first used. Please tell us how you complied with the obligations set out in Rule 14a-6(b).

  We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions